New president in TDC Solutions

Kim Frimer is appointed as new president of TDC Solutions. He succeeds Lars Torpe Christoffersen, who has resigned as of today to take up a position as CEO in the newly formed company MACH Dan Net.

Since 2000 Kim Frimer has held a position as president in TDC Switzerland, which is branded as sunrise in Switzerland. Here he will be replaced by Hans Peter Baumgartner, so far responsible for TDC Switzerland's mobile unit and previously chairman of the executive board and member of the board of directors in Sony Overseas.

CV Kim Frimer
Born 25th of August 1959. Married, two children
MSc. in economy, Aarhus University, 1985
Jydsk Telefon 1986-1989, last position as director for marketing
ComLink 1989-1991, last position as director for sales and marketing Tele Danmark Datacom 1992-1995, last position as director
Tele Danmark Erhverv (business) 1995-1997, head of division sunrise, Switzerland, 1997-1999, CEO
Talkline, Germany, 1999-2000, CEO
TDC Switzerland, sunrise, 2000-2004, CEO

CV Hans Peter Baumgartner
Born 18th of February 1958. Married, two children
Degree in Business Administration, 1984, University of Zurich
Winterthur Versicherungsgruppe, Winterthur, 1985-1989, business consultant Sony Overseas, Schieren, 1989-2004, last position as chairman of the executive board and member of the board of directors
TDC Switzerland, sunrise, 2004, COO mobile

For further information please contact TDC Investor Relations at +45 3343 7680.


TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com